

June 12, 2015

Thomas V. Shockley III
Chief Executive Officer
El Paso Electric Company
Stanton Tower
100 North Stanton
El Paso, TX 79901

>   **Re: El Paso Electric Company**
>   **Form 10-K for the Fiscal Year Ended December 31, 2014**
>   **Filed February 27, 2015**
>   **Form 10-Q for the Quarterly Period Ended March 31, 2015**
>   **Filed May 7, 2015**
>   **File No. 001-14206**

Dear Mr. Shockley:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Summary of Critical Accounting Policies and Estimates, page 25

1. In future filings, please provide a more robust discussion of your critical accounting policies and estimates to focus on the assumptions and uncertainties that underlie your critical accounting estimates. Please quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different

results if different assumptions are applied. For example, if reasonably likely changes in the discount rate or long-term rate of return used in accounting for your pension and other post-retirement benefit plans would have a material effect on your financial condition or results of operations, the impact that could result given the range of reasonable outcomes should be disclosed and quantified. Please refer to SEC Release No. 33-8350. In your response, please show us what your disclosure would have looked like if these changes were made in your most recently filed Form 10-K.

Item 8. Financial Statements and Supplementary Data

Notes to Financial Statements

Note A. Summary of Significant Accounting Policies

Utility Plant, page 52

2. You disclose that when property subject to composite depreciation is retired or otherwise disposed of you charge the cost of removal to accumulated depreciation. Please tell us whether you collect the cost to remove utility plant as a component of the rates you charge customers for utility plant that does not have a related asset retirement obligation recorded in accordance with ASC 410-20. If so, please tell us in detail how you account for these non-legal removal costs for utility plant, including the timing of collection from ratepayers as compared to when the costs are ultimately incurred. Additionally, please tell us the amount of non-legal accrued removal costs included in your balance sheet as of December 31, 2014 and the financial statement line item they are recorded within.

Asset Retirement Obligations, page 52

3. You disclose on page 25 that you historically have been permitted to collect in rates in Texas and New Mexico the costs of nuclear decommissioning. Please tell us whether you are permitted to collect removal costs in rates related to each of your categories of asset retirement obligations recorded in accordance with ASC 410-20. For each type of asset retirement obligation that you collect related removal costs through rates, please tell us in detail how these costs are recovered in rates, including the timing of collection as compared to the anticipated time frame you will expect to incur these costs. Additionally, please tell us whether any timing differences exist related to the recognition of period costs for financial reporting and rate-making purposes, and if so, whether you have recorded a regulatory asset or liability, and the related amounts. Refer to ASC 980-410-25.

Form 10-Q for the Quarterly Period Ended March 31, 2015

Part I. Financial Information

Item 1. Financial Statements

Notes to Financial Statements

Note C. Regulation

Federal Regulatory Matters, page 12

4. We note your disclosure on page 11 that you agreed to make a filing with the PUCT that in part will address issues related to post-participation events such as the asset retirement obligations of the Company related to your interest in the Four Corners Generating Station ("Four Corners"). You also disclose on page 4 of your Form 10-K for the fiscal year ended December 31, 2014 that the purchase price related to the sale of your interest in Four Corners will be adjusted downward to reflect APS's assumption of your obligation to pay for future plant decommissioning. On April 17, 2015 the United States Environmental Protection Agency published a final rule in the Federal Registry to regulate the disposal of coal combustion residuals from electric utilities as solid waste. We have the following comments:

    *   Please tell us in detail whether, and if so how, you expect this rule will impact your financial condition and results of operations;
    *   In your response, please provide us with your detailed analysis of whether you are required to record a related asset retirement obligations under ASC 410-20;
    *   Please tell us whether this rule will impact the proceeds you expect to receive in connection with the sale of your interest in Four Corners, and if so, your estimate of the amount.

Note G. Commitments, Contingencies and Uncertainties

Other Laws and Regulations and Risks, page 16

5. We note your disclosure that you entered into an agreement to sell your interest in Four Corners. In your response, please provide us with your detailed accounting analysis regarding whether these assets meet held for sale accounting criteria in accordance with ASC 360-10-45-9 through -11. You disclose in the fifth paragraph under the "Fossil-Fueled Plants" header on page 4 of your Form 10-K for the fiscal year ended December 31, 2014 that the cash purchase price is equal to the net book value of your interest in Four Corners at the date of closing, and that the purchase price will be adjusted downward to reflect APS's assumption of future plant decommissioning and mine reclamation expenses, and that you will be reimbursed for certain undepreciated capital

expenditures. Please tell us the amounts included in your financial statements for each of these categories as of March 31, 2015.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jarrett Torno, Staff Accountant at (202) 551-3703 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief